July 15, 2005

VIA FACSIMILE and U.S. Mail

Mr. Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O`Connor Blvd.  Suite 900
Irving, TX  75039

Re:    Pioneer Natural Resources Company
Form 10-K, Filed February 22, 2005
File No.1-13245

Dear Mr. Dealy:

We have reviewed your April 27, 2005 response letter and have the following engineering comments. Where comments ask for supplemental information, please provide us with that information within 10 business days of the date of this letter. Comply with the remaining comments in your future filings.
If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 10-K for the year ended December 31, 2004

Business, page 5

Evergreen Merger, page 5

1. Your response 1a) does not address the minimum gas production rates you require for attributing proved reserves to newly drilled exploration locations. Please tell us how you determine that proved reserves are justified in such situations.

2. In your response 1b), you state, "The primary exception to this case would be that of an infill well which is drilled later in the life of the reservoir, where significant pressure drawdown has occurred and free gas saturation is present. In these cases, a well will more typically see its peak gas rate when it begins to produce and decline thereafter, more like a conventional gas well." Please explain your methodology in accounting for the reduced gas-in-place in such infill wells` proved reserve estimates. Clarify whether the isotherms to which you refer in response 1d) are derived from desorption measurements. If you have used adsorption data in your estimates, address how you avoid overestimation of coal bed gas content if coal beds are undersaturated as has been observed in the Powder River Basin.

3. In your response 1d), you state, "The volumetric recoverable reserves are then used to constrain the individual well forecasts on a spacing unit by spacing unit basis, typically 160 acres. Drainage areas are not explicitly estimated for each well." This implies that you attribute 160 acres` proved reserves to the spacing unit`s well and, presumably, to its offsetting proved undeveloped locations. If the well`s drainage area - and thus its ultimate proved reserves - is materially lower, this overestimation is leveraged in its offsetting PUD locations and a significant error can result. Please support your drainage area assumptions for the Evergreen coal bed methane properties` proved reserve estimates.

Reserve Quantity Information, page 107

4. In response 9, you state, "In the case of these seven non-offsetting
PUDs, the areas are all "windows" within the existing field which have not yet been developed. Based upon above, the Company believes that these PUD locations are appropriately reflected in its proved reserves." Please affirm to us that you have established pressure communication across all these undeveloped "windows".

Closing Comments

As appropriate, please amend your future documents in response to these comments. You may wish to provide us with marked copies of the documents to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your document(s) and responses to our comments.

Please direct questions regarding engineering issues and related disclosures to Ronald Winfrey at (202) 942-1778. In his absence, please contact the undersigned at (202) 942-1870.

							Sincerely,

							H. Roger Schwall
							Assistant Director